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[TIS WORLDWIDE LOGO]


                              TIS Worldwide, Inc.
                                 115 Broadway
                           New York, New York 10006


                                April 17, 2000


Securities and Exchange Commission
450 Fifth Street NW
Washington, DC 20549


Attention of  Larry Spirgel
              Special Counsel


                  Re:  Transaction Information Systems, Inc.
                       File No. 333-92773
                       -------------------------------------


Gentleman:


     TIS Worldwide, Inc. formerly known as Transaction Information Systems, Inc. (the "Company"), hereby requests withdrawal of the captioned registration statement on Form S-1. No securities were sold pursuant to such registration statement. The Company had determined that it was inadvisable to proceed with the offering because of market conditions.


                                     Very truly yours,

                                     /s/ JEFFREY NAJARIAN
                                     ------------------------
                                         Jeffrey Najarian
                                         As Agent for Service




115 Broadway

20th Floor

New York, NY 10006

212.962.1550

www.tisworldwide.com